UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 27)*

Penske Automotive Group, Inc.

(Name of Issuer)

Common Stock (Par Value $0.0001 per share)

(Title of Class of Securities)

70959W103

(CUSIP Number)

Lawrence N. Bluth, Esq.

General Counsel

Penske Corporation

2555 Telegraph Rd.

Bloomfield Hills, MI 48302

248-648-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70959W103		13D

1.	Names of Reporting Persons Penske Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,985,865 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,858,759 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,924,440 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.7%

14.	Type of Reporting Person CO

(1)

The aggregate amount beneficially owned by Penske Corporation reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares of Voting Common Stock by Roger S. Penske and Penske Corporation as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 31,985,865 shares, representing 37.6% of the Voting Common Stock outstanding.

(2)

The parties to the Stockholders Agreement (as defined in Item 6 in Amendment 26 to the Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Penske Corporation may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. (“Mitsui”), the other stockholder party to the Stockholder Agreement. Penske Corporation expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 7 to Schedule 13D filed on July 30, 2013 by Mitsui, Mitsui reported beneficial ownership of 15,559,217 shares of Voting Common Stock. Including the shares reported by Mitsui under the Schedule 13D, Penske Corporation would beneficially own 48,483,657 shares, representing 56.9% of the Voting Common Stock outstanding.

CUSIP No. 70959W103		13D

1.	Names of Reporting Persons Roger S. Penske

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Persons With:	7.	Sole Voting Power 938,575

	8.	Shared Voting Power 31,985,865 (1)

	9.	Sole Dispositive Power 993,337

	10.	Shared Dispositive Power 31,858,759 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,924,440 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.7%

14.	Type of Reporting Person IN

(1)

The parties to the Stockholders Agreement (as defined in Item 6 in Amendment 26 to the Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, Mr. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui. Mr. Penske expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. . In Amendment 7 to Schedule 13D filed on July 30, 2013 by Mitsui, Mitsui reported beneficial ownership of 15,559,217 shares of Voting Common Stock. Including the shares reported by Mitsui under the Schedule 13D, Mr. Penske would beneficially own 48,483,657 shares, representing 56.9% of the Voting Common Stock outstanding.

CUSIP No. 70959W103	13D

This Amendment No. 27 (this “Amendment”) amends and supplements the amended Schedule 13D filed on behalf of Penske Corporation, a Delaware corporation, and Roger S. Penske with the Securities and Exchange Commission on July 30, 2013 (the “Schedule 13D”), relating to the voting common stock, par value $0.0001 per share (the “Voting Common Stock”), of Penske Automotive Group, Inc., a Delaware corporation (the “Company”).  Penske Corporation and Roger S. Penske are the current reporting persons under the Schedule 13D (the “Reporting Persons”). Information reported in the Schedule 13D remains in effect to the extent that is amended, restated or superseded by information contained in this Amendment or a prior amendment.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Schedule 13D is hereby amended and restated in its entirety as set forth in Annex A to this Amendment and is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used to purchase the 1,432,165 shares of Voting Common Stock acquired by Penske Corporation through Penske Automotive Holdings Corp. (“PAHC”), its wholly owned subsidiary, as described in Item 5 below was $57,311,110.  Such funds were obtained from the working capital of Penske Corporation and were contributed to PAHC by Penske Corporation.

Item 4.  Purpose of Transaction.

The shares of Voting Common Stock acquired by Penske Corporation, through PAHC, its wholly owned subsidiary, as described in Item 5(c) below were, in each case, purchased for investment purposes.

Item 5.  Interest in Securities of the Issuer.

Based on information provided by the Company, as of August 21, 2016, there were 85,176,155 shares of Voting Common Stock outstanding.  Based on this amount of shares of Voting Common Stock outstanding:

(a)                                 As of August 22, 2016:

•                  Penske Corporation beneficially owned 32,924,440 shares of Voting Common Stock, representing 38.7% of the Voting Common Stock outstanding.  These figures reflect the beneficial ownership of shares of Voting Common Stock by Roger S. Penske and Penske Corporation as a group.  The number of shares of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 31,985,865 shares, representing 37.6% of the outstanding Voting Common Stock.  See Annex A for beneficial ownership information with respect to directors and executive officers of Penske Corporation.

•                  Roger S. Penske beneficially owned 32,924,440 shares of Voting Common Stock, representing 38.7% of the Voting Common Stock outstanding.

The parties to the Stockholders Agreement (as defined in Item 6 in Amendment 26 to the Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and, as a party to the Stockholders Agreement, each of Penske Corporation and Roger S. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui.  Penske Corporation and Roger S. Penske expressly disclaim beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 7 to Schedule 13D filed on July 30, 2013 by Mitsui, Mitsui reported beneficial ownership of 15,559,217 shares of Voting Common Stock. Including the shares reported by Mitsui under its Schedule 13D, Penske Corporation and Roger S. Penske would beneficially own 48,483,657 shares of Voting Common Stock, representing 56.9% of the Voting Common Stock outstanding.

(b)                                 As of August 22, 2016:

Penske Corporation shared power to direct the vote of 31,985,865 shares of Voting Common Stock and shared power to direct the disposition of 31,858,759 shares of Voting Common Stock.  See Annex A for information with respect to directors and executive officers of Penske Corporation.

Roger S. Penske had the sole power to direct the vote of 938,575 shares of Voting Common Stock, shared power to direct the vote of 31,985,865 shares of Voting Common Stock, had the sole power to direct the disposition of 993,337 shares of Voting Common Stock and shared power to direct the disposition of 31,858,759 shares of Voting Common Stock.

(c)                                  Over the past 60 days, Penske Corporation, through its wholly owned subsidiary, PAHC, with the consent of the Company and in compliance with Rule 10b-18 under the Exchange Act, purchased the following shares of Voting Common Stock, all in open market transactions on the New York Stock Exchange:

Purchase Date	Number of Shares	Per Share Purchase Price
July 29, 2016	231,111	$39.113
August 1, 2016	239,505	$39.9467
August 2, 2016	239,505	$38.2301
August 3, 2016	65,000	$38.64
August 4, 2016	80,632	$39.3226
August 5, 2016	75,000	$39.9843
August 8, 2016	50,000	$39.791
August 9, 2016	51,412	$39.705
August 10, 2016	50,000	$40.0474
August 11, 2016	50,000	$41.3553
August 18, 2016	100,000	$42.8503
August 19, 2016	100,000	$42.5276
August 22, 2016	100,000	$42.2806

CUSIP No. 70959W103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENSKE CORPORATION

/s/ Robert H. Kurnick, Jr.
Robert H. Kurnick, Jr.

President

August 23, 2016

CUSIP No. 70959W103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Roger S. Penske
Roger S. Penske

August 23, 2016

CUSIP No. 70959W103	13D

Annex A

Executive Officers and Directors of Penske Corporation

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Penske Corporation is set forth below. Each executive officer and each director of Penske Corporation is a citizen of the United States.

Name	Occupation and Business Address	# of Shares of Common Stock Beneficially Owned
EXECUTIVE OFFICERS
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	President, Penske Corporation (1)	79,803
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Lawrence N. Bluth	Executive Vice President, Secretary and General Counsel, Penske Corporation (1)	12,932
Randall W. Johnson	Executive Vice President — Human Resources and Administration, Penske Corporation (1)	6,905
J. Patrick Conroy	Executive Vice President — Chief Financial Officer Penske Corporation (1)	20
DIRECTORS
Roger S. Penske	Chairman of the Board and Chief Executive Officer, Penske Corporation (1)	See Item 5
Robert H. Kurnick, Jr.	President, Penske Corporation (1)	79,803
Walter P. Czarnecki, Sr.	Executive Vice President, Penske Corporation (1)	22,594
Stephen R. D’Arcy	Partner, Quantum Group LLC 2301 W. Big Beaver Road, Suite 535 Troy, MI 48084	1,500
Gregory W. Penske	President, Penske Automotive Group, LLC 3534 N. Peck Road El Monte, California 91731	33,420
Roger S. Penske, Jr.	President, SoCal Penske 2010 East Garvey Ave. West Covina, CA 91791	1,594
Richard J. Peters	Managing Director, Transportation Resource Partners, L.P. (1)	20,760
Patrick G. Ryan, Jr.	Chief Executive Officer, Incisent Labs Group 833 W. Jackson Blvd., Suite 800 Chicago, IL 60607	0
John E. Doddridge	Director, Penske Corporation (1)	0
Brian Hard	President, Penske Truck Leasing Corporation 2675 Morgantown Road Reading, PA 19607	22,634
Ludvik F. Koci	Director, Penske Corporation (1)	12,634

Greg C. Smith	Director, Penske Corporation (1)	0
R. Jamison Williams, Jr.	Senior Partner, Williams, Williams, Rattner & Plunkett 380 N. Woodward Ave., Suite 300 Birmingham, MI 48009	3,224
Charles G. McClure	Director, Penske Corporation (1)	0

(1)  The business address of this individual is 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954.